Exhibit 99.1

NEWS RELEASE

First Mining Intersects 5.36 g/t Gold over 21.0 Metres at the Goldlund Property

Initial Results from Drilling at the Goldlund Main Zone Continue to Define Existing Resource Area

March 2, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce results from the drill program underway at the Company’s wholly-owned Goldlund gold property (“Goldlund”) in Ontario, Canada. These results represent the first set of results from the ongoing drill program focused within and around the defined resource area at Goldlund (“Main Zone”), with an initial target of defining and extending mineralization in the eastern and western portions of the deposit.

Latest highlights from holes drilled at the Main Zone include:

●
Hole GL-19-008 intersected 5.36 grams per tonne gold (“g/t Au”) over 21.0 metres (“m”)
o
Including 89.60 g/t Au over 1.0 m
●
Hole GL-19-010 intersected 1.68 g/t Au over 15.0 m
o
Including 8.02 g/t Au over 1.0 m
●
Hole GL-19-013 intersected 1.15 g/t Au over 14.0 m
o
Including 9.42 g/t Au over 1.0 m

Dan Wilton, CEO of First Mining, stated “I am excited about the ongoing success from drilling at Goldlund which continues to showcase the Project’s potential for expansion not only from regional exploration, but also at the existing resource area. The current drill program at Goldlund is targeting the Main Zone of the deposit, within the proximities of the currently defined resource area. We believe this drilling has the potential to demonstrate resource growth at the Main Zone, in addition to possible resource expansion at the property from the regional potential we have shown through our drilling at the Miller prospect in 2018 and 2019.”

The holes highlighted in this news release consist of the first eleven holes of the drill program currently underway. The holes drilled in 2019 primarily targeted the eastern parts of Zones 2 and 3 as well as the area between these two zones, following up on historical drill intercepts. Of the eleven holes reported in this news release, gold mineralization has been encountered in nine. Hole GL-19-008 intersected 21 metres of 5.36 g/t gold within highly mineralized granodiorite and porphyry units, as well as within andesite, and was successful in confirming the high grades within Zone 2 that were encountered in historical drilling. Hole GL-19-010 was drilled to intersect the area between the known mineralized areas at Zones 2 and 3, and encountered significant gold mineralization hosted within andesite (15.0 m at 1.68 g/t gold), before intersecting the mineralized granodiorite and porphyries of Zone 2 towards the base of the hole. The remaining drill holes also show examples of gold mineralization occurring throughout different lithological units, which include andesites, gabbros and felsic porphyries in addition to the granodiorite which is the principal host of the gold mineralization in Zones 1 and 7.

The initial phase of the drill program at the Main Zone consisted of 23 holes (approximately 4,000 metres), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. As of this date, 26 holes (approximately 5,000 metres) of drilling have been completed, and the Company is currently planning a second phase of the work program (the scale of the second phase is yet to be determined, and will be based on pending results). Drilling continues at the Main Zone and is focused on delineating mineralization between the currently-defined zones of the Goldlund deposit. The results from the remainder of the ongoing program will be released as assay results become available.

Select assay results from the first eleven holes of the Main Zone drill program are reported below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
GL-19-003	23.57	25.00	1.43	10.91	Main Zone (Zone 2)
GL-19-004	32.86	36.21	3.35	1.28	Main Zone (Zone 2)
and	149.91	155.00	5.09	1.72
including	149.91	151.00	1.09	4.73
and	166.00	172.00	6.00	1.57
including	166.00	167.00	1.00	3.03
and including	170.00	172.00	2.00	2.47
GL-19-006	82.00	86.00	4.00	3.08	Main Zone (Zone 2)
including	83.00	85.00	2.00	5.72
and including	83.00	83.67	0.67	9.53
and	137.54	137.85	0.31	5.13
and	147.76	148.09	0.33	48.03
GL-19-008	83.00	104.00	21.00	5.36	Main Zone(Zone 2)
including	88.00	89.00	1.00	5.49
and including	96.00	97.00	1.00	89.60
GL-19-010	69.00	84.00	15.00	1.68	Main Zone (Zones 2 and 3)
including	69.00	70.00	1.00	8.02
and including	71.00	72.00	1.00	4.86
and including	80.00	81.00	1.00	4.89
and	143.00	148.00	5.00	1.26
including	147.00	148.00	1.00	5.24
GL-19-013	63.00	77.00	14.00	1.15	Main Zone (Zone 2)
including	70.00	77.00	7.00	2.20
and including	70.00	71.00	1.00	5.32
and including	75.00	76.00	1.00	9.42

Notes:
●
Assaying for the Goldlund 2019-2020 drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Ontario and Vancouver, BC. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish
●
Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut
●
Intervals for holes GL-19-003 and GL-19-008 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Vancouver, BC
●
Additional ‘shoulder’ sampling around narrow mineralized zones in holes GL-19-004 and GL-19-006 is currently in progress (assays not yet available)

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

Geological Highlights

The geology in this area is dominated by locally silicified, sheared and variolitic andesite, which has been intruded by porphyries of various widths. Some porphyries are altered and crosscut by quartz-ankerite veining with typical alteration halos. Gold mineralization is known to be associated with these altered porphyries, and this style of mineralization has been described in earlier work programs. However, gold mineralization can also be seen to occur in the Zone 2 and Zone 3 areas within variolitic andesite. This andesite is highly silicified and locally sheared, and as in the other host lithologies, gold mineralization is associated with quartz-ankerite veining and alteration halos associated with the veining. This style is typical of the “Goldlund-style” of mineralization present in granodiorite (Zones 1 and 7); however, gold mineralization associated with andesite was not previously recognized at Goldlund and hence this association provides a new exploration horizon at the Project. The ongoing drilling continues to provide important geological information on the structural and lithological controls of gold mineralization in and around the main resource area at Goldlund.

Drill Result Details

A plan map showing the drill hole locations and assay status at the Main Zone can be viewed at:
http://www.firstmininggold.com/_resources/maps/2020-03-02-Goldlund-NR-Plan-Map.pdf.

A cross section showing drill results and highlights for holes GL-19-008 and GL-19-010 can be viewed at:
http://www.firstmininggold.com/_resources/maps/2020-03-02-FF-NR-Cross-Section.pdf.

A complete list of the 2019 drill results to date, including hole details, can be viewed at:
http://www.firstmininggold.com/_resources/news/2020-03-02-FF-NR-Goldlund-2019-Drill-Results.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
GL-19-001	0	-45	161	546604	5527909
GL-19-002	34	-45	170	546604	5527909
GL-19-003	335	-74	197	547642	5528090
GL-19-004	335	-84	257	547642	5528090
GL-19-005	335	-77	242	547702	5528089
GL-19-006	335	-86	167	547702	5528089
GL-19-008	335	-85	125	547722	5528154
GL-19-010	335	-77	176	547746	5528102
GL-19-012	335	-73	182	547774	5528162
GL-19-013	335	-62	101	547774	5528162
GL-19-014	335	-45	95	547774	5528162

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

QA/QC Procedures

The QA/QC program for the 2019-2020 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019-2020 Goldlund drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling is ongoing to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s target to define and extend mineralization in the eastern and western portions of the Goldlund deposit through the current drill program; (ii) the potential for resource growth at Goldlund, both at the Goldlund Main Zone, and at other areas of the property through further regional exploration; (iii) the timing of the release of the remaining drill results from the current drill program at Goldlund; (iv) the Company’s plans for a second phase drill program around the Main Zone and the scale and timing of such program (v) defining and extending mineralization in the eastern and western portions of Zones 1, 2, 3 and 4; (vi) the Company’s focus on advancing its material assets towards production; and (vii) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.